PART I.  FINANCIAL INFORMATION

ITEM 1.  CONSOLIDATED FINANCIAL STATEMENTS

             GREIF BROS. CORPORATION AND SUBSIDIARY COMPANIES
                    CONSOLIDATED STATEMENTS OF INCOME
             (Dollars in thousands, except per share amounts)
     For the three months ended January 31,            1999          1998
                                                                (As Restated)
Net sales                                            $177,583      $169,697
Other income:
  Gain on timber sales                                  2,965         2,787
  Interest and other                                    1,430         2,510

                                                      181,978       174,994

Costs and expenses (including depreciation of
$9,509 in 1999 and $8,374 in 1998):
  Cost of products sold                               148,589       138,177
  Selling, general and administrative                  26,516        20,324
  Interest                                              3,865         1,230

                                                      178,970       159,731

Income before income taxes and equity in earnings
 of affiliate                                           3,008        15,263
Income taxes                                            1,147         5,647

Income before equity in earnings of affiliate           1,861         9,616
Equity in earnings of affiliate                         1,820         1,241

Net income                                           $  3,681      $ 10,857


Basic and diluted earnings per share:
Class A Common Stock                                    $0.13         $0.38
Class B Common Stock                                    $0.19         $0.56

See accompanying Notes to Consolidated Financial Statements

               GREIF BROS. CORPORATION AND SUBSIDIARY COMPANIES
                          CONSOLIDATED BALANCE SHEETS
                             (Dollars in thousands)
ASSETS
                                                    January 31,     October 31,
                                                       1999            1998
                                                                   (As Restated)
CURRENT ASSETS
  Cash and cash equivalents                         $  13,545       $  41,329
  Canadian government securities                        5,333           6,654
  Trade accounts receivable - less allowance
   of $3,043 for doubtful items ($2,918 in 1998)       96,633         113,931
  Inventories                                          53,709          64,851
  Deferred tax asset                                   13,793          13,355
  Prepaid expenses and other                           13,670          16,626
          Total current assets                        196,683         256,746

LONG-TERM ASSETS
  Goodwill - less amortization                        144,624         123,677
  Investment in affiliate                             113,306          49,059
  Other long-term assets                               27,703          27,393

                                                      285,633         200,129

PROPERTIES, PLANTS AND EQUIPMENT - at cost
  Timber properties - less depletion                    9,079           9,067
  Land                                                 15,534          17,294
  Buildings                                           141,630         160,839
  Machinery and equipment                             478,415         505,236
  Capital projects in progress                         17,570          17,045
  Accumulated depreciation                           (266,569)       (287,936)
                                                      395,659         421,545

                                                    $ 877,975       $ 878,420

LIABILITIES AND SHAREHOLDERS' EQUITY
                                                    January 31,     October 31,
                                                       1999            1998
                                                                   (As Restated)
CURRENT LIABILITIES
  Accounts payable                                  $  45,296       $  45,361
  Accrued payrolls and employee benefits                5,700           9,859
  Restructuring reserves                               29,035          32,411
  Other current liabilities                             6,027          10,604
          Total current liabilities                    86,058          98,235

LONG-TERM LIABILITIES
  Long-term obligations                               250,000         235,000
  Deferred tax liability                               39,952          42,299
  Postretirement benefit liability                     25,279          25,554
  Other long-term liabilities                          15,665          17,230
          Total long-term liabilities                 330,896         320,083

SHAREHOLDERS' EQUITY (Note 2)

  Capital stock, without par value                      9,936           9,936
    Class A Common Stock:
     Authorized 32,000,000 shares;
      issued 21,140,960 shares;
      outstanding 10,909,672 shares
      (10,900,672 in 1998)
    Class B Common Stock:
     Authorized and issued 17,280,000 shares;
      outstanding 12,001,793 shares
  Treasury Stock, at cost                           (41,858)        (41,858)
    Class A Common Stock: 10,231,288 shares
     (10,240,288 in 1998)
    Class B Common Stock:  5,278,207 shares
  Retained earnings                                 500,400         500,068
  Cumulative translation adjustment                  (7,457)         (8,044)
                                                    461,021         460,102

                                                   $877,975        $878,420

See accompanying Notes to Consolidated Financial Statements

               GREIF BROS. CORPORATION AND SUBSIDIARY COMPANIES
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (Dollars in thousands)

     For the three months ended January 31,            1999          1998
                                                                (As Restated)
Cash flows from operating activities:
  Net income                                         $   3,681     $ 10,857
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation, depletion and amortization            11,111        8,709
    Equity in earnings of affiliate                     (1,820)      (1,241)
    Deferred income taxes                                  713          892
    Other - net                                         (1,416)        (345)
    Changes in current assets and liabilities, net
     of effects from acquisitions and dispositions       4,380       (4,076)
  Net cash provided by operating activities             16,649       14,796

Cash flows from investing activities:
  Acquisitions and dispositions, net of cash           (49,452)          --
  Disposals of investments in Canadian
   government securities                                 1,321          228
  Purchases of properties, plants and equipment         (8,361)     (11,005)
  Net cash used by investing activities                (56,492)     (10,777)

Cash flows from financing activities:
  Proceeds from long-term debt                          36,500        4,000
  Payments on long-term debt                           (21,500)      (4,529)
  Dividends paid                                        (3,349)      (3,341)
  Other - net                                               --           37
  Net cash provided by (used in) financing
   activities                                           11,651       (3,833)

Foreign currency translation adjustment                    408       (1,071)

Net decrease in cash and cash equivalents              (27,784)        (885)
Cash and cash equivalents at beginning of period        41,329       17,719

Cash and cash equivalents at end of period            $ 13,545     $ 16,834

See accompanying Notes to Consolidated Financial Statements

                GREIF BROS. CORPORATION AND SUBSIDIARY COMPANIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                JANUARY 31, 1999


NOTE 1 - BASIS OF PRESENTATION

	The information furnished herein reflects all adjustments which are, in the opinion of management, necessary for a fair presentation of the consolidated balance sheets as of January 31, 1999 and October 31, 1998 and the consolidated statements of income and cash flows for the three-month periods ended January 31, 1999 and 1998. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amounts reported on the financial statements and accompanying notes. Actual amounts could differ from those estimates.

	These financial statements should be read in conjunction with the financial statements and notes thereto included in Greif Bros.
Corporation's (the "Company's") most recent Annual Report on Form 10-K.

	Certain prior period amounts have been reclassified to conform to the 1999 presentation.

NOTE 2 - CAPITAL STOCK AND RETAINED EARNINGS

	Class A Common Stock is entitled to cumulative dividends of 1 cent a share per year after which Class B Common Stock is entitled to non-cumulative dividends up to 1/2 cent per share per year. Further distribution in any year must be made in proportion of 1 cent a share for Class A
Common Stock to 1 1/2 cents a share for Class B Common Stock.  The
Class A Common Stock shall have no voting power nor shall it be entitled to notice of meetings of the stockholders, all rights to vote and all voting power being vested exclusively in the Class B Common Stock unless four cumulative dividends upon the Class A Common Stock are in arrears.
There is no cumulative voting.

NOTE 3 - DIVIDENDS PER SHARE

	The following dividends per share were paid during the period indicated:
                                                  Three Months
                                                Ended January 31,
                                                1999        1998
Class A Common Stock                            $0.12       $0.12
Class B Common Stock                            $0.17       $0.17

NOTE 4 - CALCULATION OF EARNINGS PER SHARE

	The Company has two classes of common stock and, as such, applies the "two-class method" of computing earnings per share as prescribed in Statement of Financial Accounting Standards ("SFAS") No.
128, "Earnings Per Share". In accordance with the statement, earnings are allocated first to Class A and Class B Common Stock to the extent that dividends are actually paid and the remainder allocated assuming all of the earnings for the period have been distributed in the form of dividends.

	The following is a reconciliation of the shares used to calculate basic and diluted earnings per share:
                                                  Three Months
                                                Ended January 31,
                                                1999          1998
Class A Common Stock:
 Basic earnings per share                       10,909,672    10,901,962
 Assumed conversion of stock options                57,436        48,834
 Diluted earnings per share                     10,967,108    10,950,796

Class B Common Stock:
 Basic and diluted earnings per share           12,001,793    12,001,793

	There are 230,275 options that are antidilutive for 1999 (zero for 1998).

NOTE 5 - INVENTORIES

	Inventories are comprised principally of raw materials and are stated at the lower of cost (principally on last-in, first-out basis) or market.

NOTE 6 - ACQUISITIONS

CorrChoice Joint Venture:

	On November 1, 1998, the Company entered into a Joint Venture
Agreement with RDJ Holdings Inc. ("RDJ") and a minority shareholder of a subsidiary of Ohio Packaging Corporation (the "Minority Shareholder") to form CorrChoice, Inc. ("CorrChoice"). Pursuant to the terms of the Joint Venture Agreement, the Company contributed all of its stock of Michigan
Packaging Company ("Michigan Packaging") and Ohio Packaging
Corporation ("Ohio Packaging") in exchange for a 63.24% ownership interest in CorrChoice and RDJ and the Minority Shareholder contributed all of their stock of Ohio Packaging and its subsidiaries in exchange for a 36.76% ownership interest in CorrChoice. The ownership percentages of the Company and the other shareholders in CorrChoice were determined by an appraisal of Michigan Packaging and Ohio Packaging performed by an independent third party.

	In connection with the closing of the joint venture transaction, the Company and RDJ entered into a voting agreement which enables the Company and RDJ to be equally represented on CorrChoice's Board of Directors. The Company initially determined that the results of CorrChoice should be included in the Company's Consolidated Financial Statements subsequent to November 1, 1998 (see Note 12 of the Consolidated
Financial Statements of the Company filed as part of the Company's
Annual Report on Form 10-K for its fiscal year ended October 31, 1998). However, after further review, and consistent with generally accepted accounting principles, the Company has recorded its investment in CorrChoice using the equity method of accounting.

	At January 31, 1999, the unaudited financial position of CorrChoice included total assets of $196.4 million and total liabilities of $23.9 million. For the quarter ended January 31, 1999, the unaudited results of operations for CorrChoice included net sales of $48.1 million and net income of $3.5 million.

	Prior to the formation of the joint venture, the Company accounted for its investment in Ohio Packaging's non-voting stock under the cost method of accounting since it had no significant influence over the operations of Ohio Packaging. However, as a result of the Company's interest in the joint venture effective November 1, 1998, the Company is required to retroactively adjust the financial statements of prior years using the equity method of accounting. The prior year adjustment was a $1,241,000 (or $0.04 per share for the Class A Common Stock and $0.06 per share for the Class B Common Stock) increase to net income during the first quarter of 1998. As a result of the cumulative adjustments, the Company's investment in Ohio Packaging was $49,059,000 and shareholders' equity increased by $43,170,000 as of October 31, 1998.

Intermediate Bulk Containers ("IBC") Acquisition:

	On January 11, 1999, the Company purchased the assets of the IBC business from Sonoco Products Company ("Sonoco") for $38,013,000 in cash. In addition, the Company paid $234,000 in legal and professional fees related to the acquisition. Prior to the acquisition date, and subsequent to March 30, 1998, the Company marketed and sold IBCs under a distributorship agreement with Sonoco.

	The acquisition of the IBC business has been accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets purchased and liabilities assumed based upon their fair values at the date of acquisition. The fair values of the tangible assets acquired and liabilities assumed were $15,677,000 and $1,234,000, respectively. The excess of the purchase price over the fair values of the net assets acquired of $23,804,000 has been recorded as goodwill. The goodwill is being amortized on a straight-line basis over twenty-five years based on careful consideration regarding the age of the acquired business, its customers and the risk of obsolescence of its products.

Pro Forma Information:

	The following pro forma (unaudited) information assumes the CorrChoice joint venture, the IBC business and the previously reported industrial containers business (acquired from Sonoco on March 30, 1998) had occurred on November 1, 1997 (Dollars in thousands, except per share amounts):

                                                  Three Months
                                                Ended January 31,
                                                1999          1998
Net sales                                       $177,583      $191,323

Net income                                      $  3,312      $  8,920

Basic and diluted earnings per share:
Class A Common Stock                            $   0.12      $   0.31
Class B Common Stock                            $   0.17      $   0.46

	The above amounts reflect adjustments for the contribution of Michigan Packaging to the CorrChoice joint venture and recognition of the Company's equity interest in CorrChoice. In addition, the amounts reflect adjustments for interest expense related to the debt issued for the purchases, amortization of goodwill and depreciation expense on the revalued property, plant and equipment resulting from the acquisition of the industrial containers business and the IBC business from Sonoco.

	The pro forma information, as presented above, is not necessarily indicative of the results which would have been obtained had the transactions occurred on November 1, 1997, nor are they necessarily indicative of future results.

NOTE 7 - RECENT ACCOUNTING STANDARDS

        During 1997, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 130, "Reporting Comprehensive Income", and SFAS No.
131, "Disclosures about Segments of an Enterprise and Related
Information".

        SFAS No. 130, which is effective in 1999 for the Company, requires companies to present comprehensive income in their financial statements. Comprehensive income is comprised of net income and other charges and credits to equity that are not the result of transactions with the owners. Currently, the only item in addition to net income that would be included in comprehensive income is the cumulative translation adjustment.
Comprehensive income is $4,268,000 and $9,499,000 for the quarter ended January 31, 1999 and 1998, respectively.

        SFAS No. 131, which is effective in 1999 for the Company, requires that reporting segments be redefined in terms of a company's operating segments. The impact on the presentation of the Company's segments is not expected to be significant.

        In February 1998, the FASB issued SFAS No. 132, "Employer's Disclosures about Pensions and Other Postretirement Benefits - an amendment to FASB Statements No. 87, No. 88 and No. 106", which is effective in 1999 for the Company. The statement requires the Company to revise disclosures about pension and other postretirement benefit plans. SFAS No. 132 will not affect the Company's results of operations, however, the impact on the presentation of the Company's Notes to Consolidated Financial Statements has not been determined.

        In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which is effective in 2000 for the Company. The statement requires that all derivatives be recorded in the balance sheet as either assets or liabilities and be measured at fair value. The accounting for changes in fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Company has not determined what impact SFAS No. 133 will have on the Consolidated Financial Statements.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

	Historically, revenues or earnings may or may not be representative of future operations because of various economic factors. The following comparative information is presented for the three-month periods ended January 31, 1999 and 1998.

	Net sales increased $7.9 million or 4.6% during the current quarter compared to the previous period.

	The Industrial Shipping Containers segment had an increase in net sales of $36.2 million due primarily to the inclusion of sales related to the industrial containers business acquired from Sonoco on March 30, 1998.
The increase was partially offset by a decline in general market conditions that caused the Company's sales volumes to be lower.

	The Containerboard segment had a decrease in net sales of $28.3 million due primarily to the change in the method of reporting sales related to Michigan Packaging. The stock of Michigan Packaging was contributed to the CorrChoice joint venture on November 1, 1998 (see Note 6 to Item 1 of this Form 10-Q). In the current period, the sales related to Michigan Packaging have not been included in the Consolidated Financial
Statements. In the prior period, Michigan Packaging had net sales of $27.8 million. The remaining decrease in net sales for the Containerboard segment is due to lower paper prices which was significantly offset by sales to Michigan Packaging that are no longer eliminated in the Consolidated Financial Statements.

	The cost of products sold as a percentage of sales increased from 81.4% last period to 83.7% this period. The increase is primarily the result of the lower sales prices of the Containerboard segment without a corresponding decrease in the cost of products sold.

	The increase of $6.2 million in selling, general and administrative expense includes additional selling, general and administrative expenses related to the industrial containers business acquired from Sonoco on March 31, 1998 as well as certain increased expenses in support of Company initiatives. In addition, contributing to the higher costs were $1.0 million of amortization expense related to goodwill for the acquisitions, $1.0 million of Year 2000 remediation costs that will not be capitalized and $0.5 million commitment fee related to the Company's revolving credit facility.

        The increase in interest expense is due to the higher average debt of $238.8 million during the first quarter of 1999 as compared to $52.3 million during the first quarter of 1998. The higher level of debt is a result funds borrowed for of the acquisition of the industrial containers business and the IBC business from Sonoco on March 30, 1998 and January 11, 1999, respectively. The increase is partially offset by a lower average interest rate on the Company's debt in the current period as compared to the comparable period in the prior year.

	In the current period, the equity in earnings of affiliate represents the Company's share of CorrChoice's net income in the current quarter. Due to a restatement of prior periods, the amount during the first quarter of 1998 represents the Company's share of Ohio Packaging's net income. Ohio
Packaging and Michigan Packaging were combined into the CorrChoice joint venture during the first quarter of 1999. Therefore, the amounts reflected in the periods presented are not comparable due to the different entities and ownership interests of the Company (see Note 6 to Item 1 of this Form 10-Q).

LIQUIDITY AND CAPITAL RESOURCES

	As reflected by the Consolidated Balance Sheet, elsewhere in this report and discussed in greater detail in the 1998 Annual Report, the Company is dedicated to maintaining a strong financial position. It is the Company's belief that this dedication is extremely important during all economic times.

	As discussed in the 1998 Annual Report, the Company is subject to the economic conditions of the market in which it operates. During this period, the Company has been able to utilize its financial strength to meet its continued business needs.

	The current ratio of 2.3:1 as of January 31, 1999 is an indication of the Company's continued dedication to strong liquidity.

	Capital expenditures were $8.4 million during the three months ended January 31, 1999. These capital expenditures were principally needed to replace and improve equipment.

	On November 1, 1998, the Company entered into a Joint Venture Agreement to form CorrChoice (see Note 6 to Item 1 of this Form 10-Q). The Company was not required to commit any additional capital resources to fund the joint venture. The joint venture is expected to be self-supporting.

	On January 11, 1999, the Company acquired the IBC business from Sonoco for approximately $38 million in cash borrowed against the Company's revolving credit facility (see Note 6 to Item 1 of this Form 10-Q). The IBC business includes one location in Lavonia, Georgia.

	The decrease in accounts receivable, inventories and fixed assets are due primarily to the contribution of Michigan Packaging to the CorrChoice joint venture during the first quarter of 1999.

	The investment in affiliate balance represents the Company's investment in the CorrChoice joint venture based upon the equity method of accounting.

	Goodwill increased as a result of the IBC acquisition on January 11, 1999 offset by the current period amortization expense.

	During 1997, the Company embarked on a program to implement a management information system. The purpose of the management information system is to focus on using information technology to link operations in order to become a low cost producer and more effectively service the Company's customers. The ultimate cost of this project is dependent upon management's final determination of the locations, timing and extent of integration of the new management information system. As of January 31, 1999, the Company has spent approximately $15 million towards the project.

	In addition to the management information system, as described above, the Company has approved future purchases of approximately $53 million. These purchases are primarily to replace and improve properties, plants and equipment.

	See "Year 2000 Matters" for a discussion of costs related to becoming year 2000 compliant.

	Borrowing and self-financing have been the primary sources for past capital expenditures and acquisitions. The Company anticipates financing future capital expenditures in a like manner and believes that it will have adequate funds available for its planned expenditures.

YEAR 2000 MATTERS

	Historically, certain information technology ("IT") systems of the Company have used two digits rather than four digits to define that applicable year, which could result in recognizing a date using "00" as the year 1900 rather than the year 2000. IT systems include computer software and hardware in the mainframe, midrange and desktop environments as well as telecommunications. Additionally, the impact of the problem extends to non-IT systems, such as automated plant systems and instrumentation. The Year 2000 issues could result in major failures or misclassifications.

        The Company is actively assessing the Year 2000 readiness of its IT and non-IT systems, and has begun to remediate certain IT systems. In addition, the Company is in the process of determining the extent to which the systems of third parties with whom the Company has significant relationships may be vulnerable to Year 2000 issues and what impact, if any, these Year 2000 issues will have on the Company. As part of these assessments, a compliance plan, which includes the formation of a steering committee and a timetable for identifying, evaluating, resolving and testing its Year 2000 issues, has been developed. The steering committee includes members of the Company's senior management and internal audit department to ensure that the issues are adequately addressed and completed in a timely manner.

        The timetable provides for the Company's completion of its
remediation of any Year 2000 issues by the end of 1999.   During the first
quarter of 1999, the Company completed the inventory of its IT and non-IT systems. According to the compliance plan, the assessment phase related to the Company's IT and non-IT systems is expected to be complete by the end of the second quarter of 1999. Further, corrections and testing of critical Year 2000 issues are expected to be complete by the end of the third quarter of 1999. For non-critical Year 2000 issues, corrections and testing are expected to be complete by the end of the fourth quarter of 1999.

        While it is difficult, at present, to fully quantify the overall cost of this work, the Company currently estimates its total spending for Year 2000 remediation efforts to be approximately $6 million to $10 million. The range is a function of ongoing evaluation as to whether certain systems and equipment will be corrected or replaced, which is largely dependent on information to be obtained from suppliers or other external sources. This amount will primarily be expended during 1999. Internal and external costs for system maintenance and modification are expensed as incurred while spending for new hardware, software or equipment will be capitalized and depreciated over the assets' useful lives. The Company anticipates funding its Year 2000 expenditures out of its cash flows from operations. As of January 31, 1999, approximately $1.6 million has been spent related to this effort.

        The Company anticipates timely completion of its Year 2000 remediation. However, if the Company does not become Year 2000 compliant on a timely basis, there could be adverse financial and operational effects on the Company. The amount of these effects can not be ascertained at this time.

        The Year 2000 steering committee is continuously reviewing the status of the Company's remediation efforts and, as a necessary part of the compliance plan discussed above, a contingency plan will be created during 1999. The plan will address alternative solutions to the Company's Year 2000 issues.

RECENT ACCOUNTING STANDARDS

	For recent accounting standards, see Note 7 to the Consolidated Financial Statements.

            SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES
                     LITIGATION REFORM ACT OF 1995

        Except for historical information, all other statements made in this Form 10-Q are "forward-looking" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties that could cause the Company's actual results to differ materially from those projected. Such risks and uncertainties that might cause a difference include, but are not limited to, changes in general business and economic conditions, capacity levels in the containerboard market, competitive pricing pressures, in particular with respect to the price of paper, competition within the Company's business segments, the Company's ability to achieve Year 2000 compliance, litigation or claims against the Company pertaining to environmental, product liability and safety and health matters, risks associated with the Company's acquisition strategy, in particular the Company's ability to locate and acquire other businesses, the Company's ability to integrate its newly acquired operations effectively with its existing businesses, the Company's ability to achieve improved operating efficiencies and capabilities sufficient to offset consolidation expenses and the frequency and volume of sales of the Company's timber and timberlands. These and other risks and uncertainties that could materially effect the financial results of the Company are further discussed in the Company's Annual Report on Form 10-K for the year ended October 31,
1998.